UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 18, 2020

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share codes: SGL (JSE) and SBGL (NYSE)
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863



MARKET RELEASE

Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration as at 31 December 2019

Johannesburg, 18 February 2020: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to report updated Group Mineral Resources and Mineral Reserves, as at 31 December 2019.

Salient features

- 90% increase in the total Platinum Group Metals (PGM) Mineral Resources to 389.0Moz and a 20% increase in the Group's PGM Mineral Reserves to 55.1Moz, primarily due to the inclusion of the Marikana (previously Lonmin) assets, acquired in June 2019

- Ongoing successful definition drilling at the Blitz project, Stillwater Mine, at the United States (US) PGM operations yielded 2.0Moz of additional Mineral Reserves

- Gold Mineral Resources at the South African (SA) gold operations increased by 52% primarily due to a reduction in costs associated with the Kloof integration project, facilitating a decrease in cut-off grades

- Exploration projects' advanced through the establishment of key partnerships including Aldebaran Resources Inc, Generation Mining Ltd and Wallbridge Ltd

The group complies with both the JSE and the US Securities and Exchange Commission (SEC) guidelines on commodity prices used in the estimation of Mineral Reserves at all managed operations and projects. An average exchange rate of R14.50/US$ and the commodity prices illustrated below were used in the estimation process:

	31-Dec-19			31-Dec-18		
Precious metals	US$/oz	R/oz	R/kg	US$/oz	R/oz	R/kg
Gold	1,300	18,850	610,000	1,238	16,796	540,000
Platinum	887	12,862	413,506	959	12,994	417,781
Palladium	1,123	16,284	523,526	819	11,097	356,791
Rhodium	3,600	52,200	1,678,267	1,180	15,989	514,058
Iridium	1,247	18,082	581,333	814	11,030	354,613
Ruthenium	200	2,900	93,237	102	1,382	44,436
Base Metals	US$/lb	US$/tonne	R/tonne	US$/lb	US$/tonne	R/tonne
Nickel	6.33	13,955	183,454	4.99	11,009	149,172
Copper	3.14	6,923	91,133	2.68	5,913	80,121

	31-Dec-19			31-Dec-18		
	US$/lb	US$/tonne	R/tonne	US$/oz	US$/tonne	R/tonne
Cobalt	28.00	61,729	895,076	20.00	44,092	597,441
Uranium oxide (U$_3$O$_8$) [1]	32.00	70 548	960	37.00	81,569	1,105,266
Chromium oxide (Cr$_2$O$_3$)[2][3]	0.07	165	2,393	0.09	207	2,804

[1,2] *Long term contract price*
[3] *42% Concentrate*

Over the past six months, PGM prices, in particular palladium and rhodium have increased significantly. Recent spot prices of palladium have exceeded US$2,500/oz and rhodium US$11,000/oz, resulting in increases of more than 100% and 200% over reported Mineral Reserve prices respectively. Both the Southern Africa (SA) and US PGM operations are exposed to these movements, with the US PGM operations predominantly palladium rich (78% of the 2E basket), and palladium and rhodium constituting approximately 30% and 9% of the 4E basket at the SA PGM operations. In addition, the Rand/US$ exchange rate, is currently trading at approximately R14.90 further enhancing the profitability of the SA operations.

- **Group overview**

PGM operations	Mineral Resources				Mineral Reserves			
	31-Dec-19			31-Dec-18	31-Dec-19			31-Dec-18
	Tonnes	Grade	2E/4E	2E/4E	Tonnes	Grade	2E/4E	2E/4E
	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
US	152.9	16.5	81.1	79.9	48.3	17.3	26.9	25.6
SA	1,492.5	4.5	218.0	96.2	290.3	3.0	28.2	20.4
Total operations	**1,645.4**	**5.7**	**299.1**	**176.0**	**338.6**	**5.1**	**55.1**	**46.1**

PGM projects	Mineral Resources				Mineral Reserves			
	31-Dec-19			31-Dec-18	31-Dec-19			31-Dec-18
	Tonnes	Grade	2E/4E	2E/4E	Tonnes	Grade	2E/4E	2E/4E
	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Americas	138.6	0.0	3.1	4.0				
SA	626.0	4.3	86.8	24.4				
Total projects	**764.7**	**3.7**	**89.9**	**28.3**				
Total PGM	**2,410.1**	**5.0**	**389.0**	**204.4**	**338.6**	**5.1**	**55.1**	**46.1**

Gold operations	Mineral Resources				Mineral Reserves			
	31-Dec-19			31-Dec-18	31-Dec-19			31-Dec-18
	Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
SA	591.9	2.7	51.5	33.9	268.9	1.3	10.9	12.1
Total operations	**591.9**	**2.7**	**51.5**	**33.9**	**268.9**	**1.3**	**10.9**	**12.1**
Gold projects	Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
SA	467.1	3.1	46.5	63.7	32.2	4.3	4.5	4.5
US	2,636.2	0.1	6.6	6.6				
Total projects	**3,103.3**	**0.5**	**53.1**	**70.3**	**32.2**	**4.3**	**4.5**	**4.5**
Total Gold	**3,695.2**	**0.9**	**104.6**	**104.2**	**301.1**	**1.6**	**15.4**	**16.6**

Uranium at gold operations	Tonnes	Grade	U3O8	U3O8	Tonnes	Grade	U3O8	U3O8
	(Mt)	(kg/t)	(Mlb)	(Mlb)	(Mt)	(kg/t)	(Mlb)	(Mlb)
SA	11.4	1.1	27.0	27.0				
Total operations	**11.4**	**1.1**	**27.0**	**27.0**				
Uranium projects	Tonnes	Grade	U3O8	U3O8	Tonnes	Grade	U3O8	U3O8
	(Mt)	(kg/t)	(Mlb)	(Mlb)	(Mt)	(kg/t)	(Mlb)	(Mlb)
SA	262.3	0.1	51.7	51.7				
Total projects	**262.3**	**0.1**	**51.7**	**51.7**				
Total Uranium	**273.7**	**8.9**	**78.7**	**78.7**				

Copper projects	Mineral Resources				Mineral Reserves			
	31-Dec-19			31-Dec-18	31-Dec-19			31-Dec-18
	Tonnes	Grade	Copper	Copper	Tonnes	Grade	Copper	Copper
	(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
US	2,774.5	0.3	18,711.5	18,795.8				
Total projects	**2,774.5**	**0.3**	**18,711.5**	**18,795.8**				
Total Copper	**2,774.5**	**0.3**	**18,711.5**	**18,795.8**				

[1]For the US PGM operations, the 2E is represented by Pt and Pd.
[2]For the SA PGM operations, the 4E is represented Pt, Pd, Rh and Au.
[3]Numbers may not appear additive due to rounding

The substantial increase in the PGM Mineral Resource and Mineral Reserve base, largely as a result of ongoing drilling at the Blitz project at the Stillwater Mine in the US and the acquisition of Lonmin Plc, enhances the mine to market strategy and positions the PGM operations to continue delivering value on a sustainable basis. The inclusion of Lonmin's projects into the portfolio has substantially improved both the greenfields and brownfields project pipeline, providing the Company with significant development and growth optionality under appropriate economic circumstances.

Subsequent to the substantial but necessary restructuring that took place in 2018 and 2019 the Mineral Reserve base at our SA gold operations has remained relatively steady during 2019,. The significant growth in Mineral Resources, which was largely driven by a forecast reduction in costs associated with the Kloof integration project, is pleasing, and provides for optionality under an enhanced metal price environment

Group Mineral Resources and Mineral Reserves per segment

- **US PGM operations**

  – Total 2E PGM Mineral Resources of 81.1Moz, an increase of 2%
  – Total 2E PGM Mineral Reserves of 26.9Moz, an increase of 5%

PGM operations	Mineral Resources				Mineral Reserves			
	31-Dec-19			31-Dec-18	31-Dec-19			31-Dec-18
	Tonnes	Grade	2E	2E	Tonnes	Grade	2E	2E
	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Stillwater (2E)	85.0	17.6	48.2	45.8	26.8	19.4	16.7	14.8
East Boulder (2E)	67.9	15.1	32.9	34.0	21.5	14.7	10.2	10.9
Total US PGM operations	152.9	16.5	81.1	79.9	48.3	17.3	26.9	25.6

Note: 2E PGM = Pt (78%) + Pd (22%)

Mineral Resources remain largely unchanged with mining depletions offset by resource growth (+2,5Moz) at the Blitz section of the Stillwater mine. The growth in Mineral Reserves was driven by further positive drilling results at the Blitz section of the Stillwater Mine. Ongoing external audits by independent parties have noted that Mineral Reserve tonnages may be marginally understated and grades marginally overstated due to the addition of unplanned mineralised dilution during stoping. This is not deemed to have a material impact on estimated Mineral Reserve ounces and further definition of unplanned dilution is currently being investigated for inclusion in future Mineral Reserve estimates, including the implementation of scanning technology in stoping operations.

A detailed reconciliation of 2018 to 2019 US PGM operations Mineral Reserves is shown in the table below.

US PGM operations – Mineral Reserve reconciliation

Factors	2E PGM (Moz)
31-Dec-18	**25.6**
Depletion	-0.7
Area Inclusions/Exclusions[1]	1.7
Geological Interpretation	0.3
31-Dec-19	**26.9**

[1]Expansion in the Blitz project area

- **Other projects in the Americas**

  – Total 2E PGM Mineral Resources of 3.1Moz, a decrease of 22%
  – Total Gold Mineral Resources of 6.6Moz, unchanged
  – Total Copper Mineral Resources of 18,711.5Mlb, a decrease of <1%

Projects	2E[5] PGM Mineral Resources				Au Mineral Resources				Cu Mineral Resources			
	31-Dec-19			31-Dec-18	31-Dec-19			31-Dec-18	31-Dec-19			31-Dec-18
	Tonnes	Grade	2E PGM	2E PGM	Tonnes	Grade	Gold	Gold	Tonnes	Grade	Copper	Copper
	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(%)	(Mlb)	(Mlb)
Altar[1]					2,613.9	0.1	6.3	6.3	2,613.9	0.3	17,931.0	17,931.0
Marathon[2]	138.3	0.7	3.1	4.0					138.3	0.2	645.8	730.1
Rio Grande[3]					22.3	0.3	0.2	0.2	22.3	0.3	134.7	134.7
Denison[4]	0.3	5.9	0.1									
Total Americas Projects	138.6	0.0	3.1	4.0	2,636.2	0.1	6.6	6.6	2,774.5	0.3	18,711.5	18,795.8

[1] 100% Attributable, non-managed
[2] 55.58% Attributable, non-managed, based on a 49% direct and a 6,58% indirect interest.
[3] 19.9% Attributable, non-managed
[4] 80% Attributable, non-managed
[5] 2E PGM represented by Pt and Pd (Prill split Marathon: Pd (76%) Pt (24%), Denison: Pd (55%), Pt(45%))

The Altar and Rio Grande Mineral Resources remained unchanged, with no advance in earn-in by our JV partner, Aldebaran Resources Inc. During 2019, Aldebaran Resources Inc. drilled four holes at Altar totalling 5,416 m, discovering a new Cu-Au-Mo porphyry directly under the QDM gold resource.

During 2019, Sibanye-Stillwater concluded an agreement with Generation Mining Limited (Gen Mining) through which Gen Mining acquired a 51% interest in the Marathon project and formed an unincorporated joint venture with Stillwater Canada Inc., in exchange for a cash consideration of 3.0 million Canadian dollars (CAD) and a 12.9% equity interest in Gen Mining. Gen Mining has an option to earn up to an 80% interest through spending of $10 million and preparing a Preliminary Economic Assessment within four years of the property acquisition date marked as July 11, 2019.

Gen Mining published a revised Mineral Resource estimate for the Marathon deposit dated 9 September 2019, and has also included additional Mineral Resources at the Geordie and Sally deposits, which forms part of the greater Marathon Property. The total PGM Mineral Resource of the Marathon project has increased from 4Moz to 5.5Moz. Due to the transaction with Gen Mining, the attributable reported Marathon PGM and Cu mineral resources for Sibanye-Stillwater declined by 23% and 12% respectively.

The Mineral Resources for the Denison PGM exploration project is included for the first time. Denison project is a PGM exploration project on the Sudbury Igneous Complex (SIC), approximately 30km to the west southwest of the town of Sudbury. During 2019, Sibanye-Stillwater acquired the entire shareholding in Lonmin PLC, including the Denison project, which was 100% held by Loncan, a subsidiary of Lonmin. During 2019, Loncan entered into a binding agreement with Wallbridge Mining whereby Loncan has appointed Wallbridge as the operator of the Revised Denison Property to raise the necessary funding, implement the business plan and manage the daily operations of Loncan. Loncan has at the end of October 2019 issued Wallbridge with 20% of Loncan (Current Loncan shareholding is currently 80% Lonmin and 20% Wallbridge).

- **SA PGM operations**

   - Total 4E PGM Mineral Resources of 218.0Moz, an increase of 127%, inclusive of 124.3Moz attributable to Marikana operation
   - Total 4E PGM Mineral Reserves of 28.2Moz, an increase of 38%, inclusive of 9.2Moz attributable to the Marikana operation

	Mineral Resources				Mineral Reserves			
	31-Dec-19			31-Dec-18	31-Dec-19			31-Dec-18
	Tonnes	Grade	4E	4E	Tonnes	Grade	4E	4E
PGM operations	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Rustenburg underground	499.8	5.0	80.6	82.2	111.9	3.8	13.7	14.5
Kroondal underground[1]	41.7	3.2	4.3	4.7	14.6	2.6	1.2	1.5
Mimosa underground[2]	55.3	3.6	6.4	6.7	15.2	3.5	1.7	1.8
Total underground (Excl. Marikana)	**596.8**	**4.8**	**91.3**	**93.6**	**141.7**	**3.7**	**16.6**	**17.8**
Marikana underground[3]	811.3	4.7	123.8		64.2	4.2	8.6	
Total Underground (Incl. Marikana)	**1408.1**	**4.8**	**215.1**	**93.6**	**205.8**	**3.8**	**25.2**	**17.8**
Rustenburg Surface	69.4	1.1	2.4	2.6	69.4	1.1	2.4	2.6
Total Surface (Excl. Marikana)	**69.4**	**1.1**	**2.4**	**2.6**	**69.4**	**1.1**	**2.4**	**2.6**
Marikana Surface[3]	15.0	1.2	0.6		15.0	1.2	0.6	
Total Surface (Incl. Marikana)	**84.4**	**1.1**	**2.9**	**2.6**	**84.4**	**1.1**	**2.9**	**2.6**
Total SA PGM operations (Excl. Marikana)	**666.2**	**4.4**	**93.7**	**96.2**	**211.1**	**2.8**	**19.0**	**20.4**
Total SA PGM operations (Incl. Marikana)	**1492.5**	**4.5**	**218.0**	**96.2**	**290.3**	**3.0**	**28.2**	**20.4**

[1,] 50% Attributable, managed
[2] 50% Attributable, non-managed
[3] 95,25% Attributable, managed

The large increase in 4E PGM Mineral Resources was primarily due to the inclusion of the Marikana assets (124.3Moz), which were acquired through the Lonmin acquisition. 4E PGM Mineral Reserves at the Rustenburg, Kroondal and Mimosa operations decreased by 1.4Moz, primarily as a result of depletion of 1.6Moz from mining activities during 2019, partly off-set by 0.2Moz increase due to the latest life of mine scheduling.

A thorough review of the historic (Sept 2018) 4E PGM Mineral Reserves at the Marikana Operations, post the takeover of these assets by Sibanye-Stillwater in June 2019, resulted in a decrease of 22.1Moz primarily due to:
  − Depletion of 1.2Moz from mining activities during 2019 (15 months Oct 2018 to Dec 2019)
  − Reduction of 1.1Moz due to an updated geological interpretation influencing design and scheduling.
  − Reduction of 1.5Moz due to the application of the economic evaluation process.
  − Removal of Mineral Reserves of 11.7Moz from operations on Care and Maintenance without the requisite feasibility studies in line with Sibanye-Stillwater's policy.
  − Removal of Mineral Reserves of 11.8Moz from projects below infrastructure which are not included in the life of mine.
  − Feasibility studies are currently being conducted on selected projects to confirm economic viability at current economic parameters which may positively impact future mineral reserve estimations.

▪ The decrease was partially offset by:

  − An addition of 0.3Moz included under the Marikana Mineral Reserves identified as a synergistic benefit.
  − Sibanye-Stillwater has reported reserves on an attributable basis of 95.25%, increasing the total reported Mineral attributable Reserves by 4.9Moz in line with Group policy.

A detailed reconciliation of 2018 to 2019 SA PGM operations Mineral Reserves is shown in the table below.

SA PGM Operations – Mineral Reserves Reconciliation

Factors	4E PGM (Moz)
31-Dec-18 (Excl. Marikana)	**20.4**
Depletion	-1.6
Geological Interpretation[1]	0.01
Economic Parameters	0.02
Modifying factors[1]	0.1
31-Dec-18 (Excl. Marikana)	**19.0**
Marikana (30-Sept-18)	**31.2**
Attributable Adjustment to 95.25%[6]	4.9
Depletion	-1.2
Area Inclusions/Exclusions[2,3]	-23.2
Geological Interpretation[4]	-1.1
Economic Parameters[5]	-1.5
Modifying factors	0.0
Marikana (31-Dec-18)	**9.2**
Total (31-Dec-18)	**28.2**

[1]Updates in geological interpretations and modifying factors
[2]Removal of Mineral Reserves from projects and operations placed on care and maintenance and below infrastructure
[3]Benefit associated with synergies realised between shaft boundaries
[4]Increases in geological loss with latest interpretation
[5]Removal of sub-economic mineral reserves at the end of LoM due to tail cutting
[6]Reserves declared at 95,25% attributable in line with Group methodology

- **SA PGM Projects**

  - Total 4E PGM Mineral Resources of 86.8Moz, an increase of 256%, inclusive of Akanani and Limpopo (acquired as part of the Lonmin assets)

	Mineral Resources				Mineral Reserves			
	31-Dec-19			31-Dec-18	31-Dec-19			31-Dec-18
	Tonnes	Grade	4E	4E	Tonnes	Grade	4E	4E
PGM Projects	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Blue Ridge[1]	23.1	3.3	2.4	2.4				
Vygenhoek[2]	0.0	0.0	0.0	0.2				
Zondernaam[3]	77.4	6.4	15.9	15.9				
Hoedspruit	32.6	5.5	5.8	5.8				
Total (Excl. ex Lonmin Projects)	**133.1**	**5.6**	**24.1**	**24.4**				
Akanani[4]	293.4	3.9	36.8					
Limpopo[5]	199.6	4.0	25.9					
Total SA PGM projects	**626.0**	**4.3**	**86.8**	**24.4**				

[1]50% Attributable, managed
[2] Prospecting right expired
[3]74% Attributable, managed
[4]74% Attributable, managed
[5]Attributable portions of Baobab (95,25%), Doornvlei (95,25%) and the Dwaalkop JV (45,3%), managed

The inclusion of Akanani and the larger Limpopo project have dramatically enhanced the Group's project pipeline. These projects provide the company with significant short-term and longer-term growth options, with Akanani being a high-quality resource on the Plat Reef, amenable to bulk mining methods, and Limpopo being a well maintained operation under care and maintenance.

- **SA gold operations**

    – Mineral Resources of 51.5Moz, an increase of 52%.
    – Mineral Reserves of 10.9Moz, a decline of 10%.

	Mineral Resources				Mineral Reserves			
	31-Dec-19			31-Dec-18	31-Dec-19			31-Dec-18
Gold operations	Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Beatrix underground	50.3	6.4	10.3	7.4	11.3	4.1	1.5	1.2
Cooke – underground[1]				4.0				
Driefontein - underground	42.6	10.0	13.8	10.1	11.6	7.1	2.6	3.3
Kloof - underground	67.5	10.8	23.5	8.2	19.0	7.3	4.4	5.0
Total underground	160.4	9.2	47.6	29.8	41.9	6.4	8.5	9.5
Beatrix - surface				0.0				0.0
Cooke - surface	11.0	0.3	0.1	0.2	11.0	0.3	0.1	0.2
Driefontein - surface				0.0				0.0
Kloof - surface	8.3	0.3	0.1	0.1	8.3	0.3	0.1	0.1
DRDGOLD - surface[2]	412.2	0.3	3.8	3.8	207.7	0.3	2.2	2.2
Total surface	431.5	0.3	3.9	4.1	227.1	0.3	2.3	2.6
Total SA gold operations	591.9	2.7	51.5	33.9	268.9	1.3	10.9	12.1

[1] Closure Initiated
[2] 38% Attributable, non-managed

The increase in SA Gold Mineral Resources is primarily due to the use of lower cut-off grades at the Kloof operation. The planned pay-limits at this operation reduced due to cost savings realised from the Kloof integration project. This project is designed to close the unprofitable Kloof 3 and Kloof 7 shafts, and to increase production at Kloof 8 and Kloof Main Shafts, which will result in increased volumes and lower fixed costs.

The decrease in Gold Mineral Reserves can largely be attributed to:
    – Depletion of 0.8Moz from mining activities during 2019
    – Changes in the Mineral Resource model for the Ventersdorp Contact Reef (VCR) at Kloof 4 Shaft, which contributed to an overall decrease for Kloof of 0.3Moz
    – Structural geology adjustments on the Carbon Leader Reef (CLR) at Driefontein 5 Shaft, which resulted in geotechnical pillar adjustments and which contributed to an overall decrease at Driefontein of 0.5Moz
    – These decreases were offset by an extension of the Beatrix 4 Shaft Life of Mine (0.5Moz), where the operation has shown continued profitability following rationalisation in 2018.

A detailed reconciliation of 2018 to 2019 SA Gold Operations Mineral Reserves is shown in the table below.

SA gold operations – Mineral Reserves Reconciliation

Factors	Au (Moz)
31-Dec-18	**12.1**
Depletion	-0.8
Area Inclusions/Exclusions[1]	0.3
Geological Interpretation[2]	-0.2
Estimation Methodology[3]	-0.3
Economic Parameters[4]	-0.2
Modifying factors[5]	0.1
31-Dec-19	**10.9**

[1]Beatrix 4 Shaft LoM extended, Driefontein 1 Shaft inclusions, Kloof 4 Shaft exclusions, DRDGOLD changes
[2]Kloof 8 Shaft sub-crop position changed, Driefontein 5 Shaft structural complexities in Overbank Area
[3]Driefontein CLR changes in Overbank Area, Kloof VCR changes in 4 Shaft
[4]Surface unpay exclusions, Driefontein 5 Shaft unpay exclusions
[5]Improvement in the MCF at Driefontein and Kloof

- **SA gold projects**

  - Total Gold Mineral Resources of 46.5Moz, a decrease of 27%.
  - Total Gold Mineral Reserve of 4.5Moz, unchanged.

	Mineral Resources				Mineral Reserves			
	31-Dec-19			31-Dec-18	31-Dec-19			31-Dec-18
	Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
Gold Projects	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Beatrix - BI[1]	7.9	5.6	1.4	1.7				
Driefontein – BI	38.3	8.9	11.0	9.1				
Kloof – BI	32.8	11.9	12.6	16.5	2.7	5.1	0.4	0.4
Burnstone	69.3	4.9	11.0	11.0	14.2	4.3	1.9	1.9
Bloemhoek	28.3	4.7	4.3	4.3				
De Bron Merriespruit	28.3	4.4	4.0	4.0	15.3	4.3	2.1	2.1
DRDGOLD[2] - Underground				14.8				
Total Underground	**204.8**	**6.7**	**44.3**	**61.5**	**32.2**	**4.3**	**4.5**	**4.5**
Cooke surface tailings[3]	262.3	0.3	2.2	2.2				
Total Surface	**262.3**	**0.3**	**2.2**	**63.7**				
Total SA Gold Projects	**467.1**	**3.1**	**46.5**	**63.7**	**32.2**	**4.3**	**4.5**	**4.5**

[1]BI = Below Infrastructure
[2]38% Attributable, non-managed
[3]Tailings dams retained post the sale to DRDGOLD

The single largest impact on the Gold Projects Mineral Resources was the exclusion of the attributable portion of the DRDGOLD underground resource at ERPM, following the flooding of the underground workings, resulting in a decrease of 14.8Moz. In January 2020, Sibanye-Stillwater exercised its option to increase its shareholding in DRDGold to 50.1%. This increase in shareholding will positively impact the Company's attributable Gold Mineral Resources and Mineral Reserves in future reporting periods. The other material impact was at the Kloof Below Infrastructure (BI) Mineral Resources, which decreased by 4Moz due to an update in the estimation model. The estimation domains were adjusted in line with changes in the facies for the EBA area, as well as constraining the estimate in the areas with a lack of borehole information by using the Global Mean for simple kriging.

Mineral Reserves remained unchanged.

A detailed reconciliation of 2018 to 2019 SA gold project's Mineral Reserve is shown in the table below.

SA gold projects – Mineral Reserves Reconciliation

Factors	Au (Moz)
31-Dec-18	4.5
31-Dec-19	4.5

- **SA Uranium Operations and Projects**

  – Total U3O8 Mineral Resource remained unchanged at 78.7Mlb.

	Mineral Resources				Mineral Reserves			
	31-Dec-19			31-Dec-18	31-Dec-19			31-Dec-18
Uranium at gold operations	Tonnes (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	U_3O_8 (Mlb)	Tonnes (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	U_3O_8 (Mlb)
Beatrix (Beisa)	11.4	1.1	27.0	27.0				
Total Uranium operations	11.4	1.1	27.0	27.0				
Uranium projects	Tonnes (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	U_3O_8 (Mlb)	Tonnes (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	U_3O_8 (Mlb)
Cooke surface tailings[1]	262.3	0.1	51.7	51.7				
Total Uranium Projects	262.3	0.1	51.7	51.7				
Total Uranium operations and Projects	273.7	0.1	78.7	78.7				

[1]Includes the Cooke portion of the WRTRP assets not included in the deal with DRDGOLD in 2018

- **Corporate Governance**

Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the SAMREC Code, the updated Section 12 of the JSE Listings Requirements; and in consideration of the SEC Industry Guide 7, which is aligned with the guiding principles of SOX. Recent amendments adopted by the SEC to modernise the property disclosure requirements for mining registrations, which has not come into effect fully yet, aligns closely with the requirements under the JSE and SAMREC, and any non-compliance to SEC Industry Guide 7 is therefore considered immaterial. The Altar, Marathon and Rio Grande Mineral Resources were originally compiled under NI 43-101 guidelines but are deemed to be SAMREC compliant.

This Mineral Reserve and Mineral Resource declaration represents a condensed and consolidated summary of the full Sibanye-Stillwater Mineral Resource and Mineral Reserve declaration available in the Group Mineral Resource and Mineral Reserve Report, which will be published on 22 April 2020 and will be available at www.sibanyestillwater.com

Guided by a commitment to best practice corporate governance, the statement has been reviewed and confirmed by each segment's Technical Services.

The Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the ZAR/US$ exchange rate, operating costs, mining permits, changes in legislation and operating factors. Although all permits may not be finalised and in place at the time of reporting, there is no reason to expect that these will not be granted.

All statement figures are managed by Sibanye-Stillwater with the exception of those for Mimosa, the attributable portion for DRDGOLD and the US Projects. Mineral Resources are reported inclusive of Mineral Reserves, and production volumes are reported in metric tonnes (t).

Gold and Uranium estimates are reported separately from each other; therefore, no Gold equivalents are stated to avoid potential anomalies as a result of year-on-year metal price differentials.

The Southern African PGM Operations statement are reported as 3E PGM + Au, which consists of platinum, palladium, rhodium and gold. The US operations are reported as 2E PGM, which consist of platinum and palladium.

The individual proportions of the reported PGM's are provided in the tables below.

4E Prill split (SA PGM operations)

	Unit	Rustenburg		Kroondal	Marikana		Mimosa
		MER	UG2	UG2	MER	UG2	MSZ
Platinum	%	63.80	54.53	54.94	61.88	59.53	49.35
Palladium	%	27.30	34.31	33.95	27.79	28.70	38.47
Rhodium	%	3.99	10.43	10.38	3.30	11.21	4.20
Gold	%	4.92	0.72	0.72	7.02	0.56	7.97

MER – Merensky Reef

UG2 – Upper Group 2 Chromitite

MSZ – Main Sulphide Zone

6E Prill Split (SA Region)

Precious Metals Prill Split	Unit	Rustenburg		Kroondal	Marikana		Mimosa
		MER	UG2	UG2	MER	UG2	MSZ
Platinum	%	59.76	46.00	47.20	57.25	48.00	45.80
Palladium	%	25.57	29.04	25.71	25.71	23.14	35.70
Rhodium	%	3.73	8.55	8.45	3.06	9.04	3.90
Gold	%	4.61	0.68	0.59	6.50	0.45	7.40
Ruthenium	%	3.23	12.65	14.42	6.39	15.58	3.20
Iridium	%	3.11	3.09	3.64	1.10	3.79	4.00

MER – Merensky Reef

UG2 – Upper Group 2 Chromitite

MSZ – Main Sulphide Zone

2E Prill split (US PGM operations)

	Unit	Stillwater Mine	East Boulder Mine	Average
Platinum	%	22.17	21.73	22.01
Palladium	%	77.83	78.27	77.99

All financial models used to determine Mineral Reserves are based on current tax regulations at 31 December 2019. Rounding of figures may result in minor computational discrepancies. Where this happens, it is not deemed significant.

For the United States Region operations, the lead competent person designated in terms of the SAMREC Code, who takes responsibility for the consolidation and reporting of the Stillwater and East Boulder Mineral Resources and Mineral Reserves, and for the overall regulatory compliance of these figures, is Brent LaMoure, who gave his consent for the disclosure of the 2019 Mineral Resources and Mineral Reserves Statement. Brent [B.Sc Mining Eng] is registered with the Mining and Metallurgical Society of America (01363QP) and has 25 years' experience relative to the type and style of mineral deposit under consideration. For the US projects Resource estimation, the competent persons are Stanford Foy (Altar and Rio Grande) and Rodney N Thomas (Marathon). Stan is registered with the Society for Mining, Metallurgy and Exploration Inc. (4140727RM) and has 28 years' experience relative to the type and style of mineral deposit under consideration. Rodney is registered with the Society for Professional Geoscientists (Ontario) and has 40 years' mineral industry experience, including several years relative to the type and style of mineral deposit under consideration and is the designated Qualified Person for Generation Mining Limited.

For the Southern African Platinum Operations, the lead competent person designated in terms of the SAMREC Code, who takes responsibility for the consolidation and reporting of the SA Platinum Operations Mineral Resources and Mineral Reserves, and for the overall regulatory compliance of these figures, is Andrew Brown, who gave his consent for the disclosure of the 2019 Mineral Resources and Mineral Reserves Statement. Andrew [M.Sc Mining Eng] is registered with SAIMM (705060) and has 36 years' experience relative to the type and style of mineral deposit under consideration.

For the Southern African Gold Operations, the lead competent person designated in terms of the SAMREC Code, with responsibility for the consolidation and reporting of the SA Gold Operations Mineral Resources and Mineral Reserves, and for overall regulatory compliance of these figures, is Gerhard Janse van Vuuren, who gave his consent for the disclosure of the 2019 Mineral Resources and Mineral Reserves Statement. Gerhard [GDE (Mining Eng), MBA, MSCC and B. Tech (MRM)] is registered with SAIMM (706705) and has 32 years' experience relative to the type and style of mineral deposit under consideration.

The 38.05% Attributable portion (as at 31 December 2019) of the DRDGOLD current surface tailings operations including the ERGO and FWGR operations. For this attributable portion of the DRD resources and reserves, the company was reliant on external competent persons as follows: The Mineral Resources for the ERGO surface operations is based on depletion (up to December 2019) and the Competent Person designated in terms of SAMREC is Mr M Mudau, MSc Eng, Pr. Sci. Nat., the Resource Geology Manager at the RVN Group. The Competent Person designated in terms of SAMREC who takes responsibility for the reporting of the surface Mineral Reserves, also based on depletion up to December 2019, is Professor S Rupprecht, Principal Mining Engineer of the RVN Group. The Competent Person designated in terms of SAMREC who takes responsibility for the reporting of the Mineral Reserves for the Far West Gold Recoveries operation, also based on depletion up to December 2019, is Mr Vaughn Duke of Sound Mining Proprietary Limited

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

FORWARD LOOKING STATEMENTS

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 18, 2020

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer